Management Assertion

As of and for the year ended December 31, 2000, First Union National Bank (the Bank) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA's) Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards V.4. and VI. I., which the MBA has interpreted as being inapplicable to the servicing of commercial and multifamily loans. As of and for this same period, the Bank had in effect a fidelity bond and errors and omissions policy in the amount of $200 million and $20 million,

Respectively.

John M. Church

Managing Director/Senior Vice President

First Union National Bank

Date: February 9, 2001

Timothy S. Ryan

Director/Vice President

First Union National Bank

Date: February 9, 2001